

March 2, 2015

<u>Via E-mail</u>
Jeffrey Potrzebowski
Chief Financial Officer
Bioanalytical Systems, Inc.
2701 Kent Avenue
West Lafayette, Indiana 47906

> **Re: Bioanalytical Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed December 29, 2014**
> **Form 10-Q for the Quarterly Period Ended December 31, 2014**
> **Filed February 17, 2015**
> **File No. 000-23357**

Dear Mr. Potrzebowski:

We have limited our review to only your financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

<u>Form 10-K for the Fiscal Year Ended September 30, 2014</u>
<u>Financial Statements</u>

<u>Note 4. Income (Loss) per Share, page 50</u>

1. You state that you compute diluted earnings per share using the if-converted method for warrants. Please tell us why you use the if-converted method and not the treasury stock method. Reference supporting authoritative literature in your response.

Note 11. Segment Information, page 58

> 2. Please provide us proposed disclosure to be included in future periodic reports that presents sales to external customers and long-lived assets located in the United States separately from other North American countries as specified by ASC 280-10-50-41.

Form 10-Q for the Quarterly Period Ended December 31, 2014
Liquidity and Capital Resources, page 18

> 3. Provide us proposed disclosure to be included in future periodic reports that explains why days' sales in accounts receivable increased to 59 days at December 31, 2014 from 49 days at September 30, 2014 (based on prior quarter's revenue).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant